Exhibit 99.1

Ballard Appoints New Board Member

VANCOUVER, BC, Aug. 5, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that, effective August 5, 2021, the Company has appointed Mr. Hubertus Muehlhaeuser to the Company's Board of Directors.

Mr. Jim Roche, Chairman of Ballard's Board of Directors said, "We continue to ensure a strong matrix of diverse and complementary skills and experiences on our Board. Hubertus brings a strong background in industrial manufacturing, including commercial vehicles, construction machinery, agricultural machinery, and powertrain technologies.  His distinguished career has included executing organic and inorganic growth strategies in executive roles with industrial and manufacturing businesses in Europe, the US, and other markets. We are pleased to have Hubertus join our Board table, where his insights and counsel will support continued advancement of Ballard's growth strategy in Europe and around the globe."

Mr. Muehlhaeuser noted, "I am excited to join the Ballard Board of Directors as the company prepares for expected growth in the adoption of zero-emission hydrogen fuel cells for heavy-duty mobility applications. I look forward to supporting the company's ambitious scaling plans in Europe and globally to drive long-term shareholder value."

Mr. Muehlhaeuser is currently Chairman & Chief Executive Officer of Pontem Corporation (NYSE: PNTM), a publicly traded special purpose acquisition company with a focus on industrial technology businesses, and is also Chairman of Kelvion Ltd., a global leader in the heat exchanger industry. Throughout his career Mr. Muehlhaeuser has held executive positions in private and public industrial companies of various sizes in Europe, the US and Asia. His most recent and relevant executive roles include: Chief Executive Officer and Executive Director of CNH Industrial (NYSE: CNHI), a global leader in the capital goods sector with prestigious brands, including agricultural and construction machinery (Case, New Holland & Steyr), commercial and specialty vehicles (Iveco and Magirus), and powertrain technologies (FPT). He was also President and Chief Executive Officer of Welbit Inc. (NYSE: WBT), a global foodservice equipment manufacturer, that he successfully led through the spin-off from The Manitowoc Company (NYSE: MTW).  He was also Senior Vice President and General Manager Europe, Middle East, and Africa of AGCO Corporation (NYSE: AGCO), a global manufacturer of agricultural equipment.
Mr. Muehlhaeuser started his career with Arthur D. Little Ltd., a global management consulting firm. Mr. Muehlhaeuser holds an MBA degree from the European Business School.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton +1.604.453.3939, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 23:30e 05-AUG-21